RELX PLC

Result of Annual General Meeting 2024

The Company held its Annual General Meeting at 9.30am today, Thursday 25 April 2024.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 20 resolutions.

	Resolution	Votes For	% votes cast for	Votes Against	% votes cast against	Total votes cast (excluding votes withheld)	% of issued capital voted (excluding treasury shares)	Votes Withheld
1.	Receive the 2023 Annual Report	1,564,609,496	99.89	1,705,231	0.11	1,566,314,727	83.44	9,513,796
2.	Approve Directors’ Remuneration Report	1,513,406,755	96.05	62,241,449	3.95	1,575,648,204	83.94	180,316
3.	Declaration of 2023 Final Dividend	1,574,204,019	99.91	1,387,977	0.09	1,575,591,996	83.94	236,527
4.	Re-appointment of auditors	1,567,230,016	99.47	8,352,532	0.53	1,575,582,548	83.94	245,974
5.	Auditors’ remuneration	1,574,141,212	99.94	985,576	0.06	1,575,126,788	83.91	701,734
6.	Elect Bianca Tetteroo as a Director	1,575,263,972	99.98	323,480	0.02	1,575,587,452	83.94	241,071
7.	Re-elect Paul Walker as a Director	1,517,127,897	96.52	54,717,288	3.48	1,571,845,185	83.74	3,983,337
8.	Re-elect Erik Engstrom as a Director	1,574,803,897	99.94	895,755	0.06	1,575,699,652	83.94	128,871
9.	Re-elect Nick Luff as a Director	1,570,451,370	99.67	5,137,624	0.33	1,575,588,994	83.94	239,529
10.	Re-elect Alistair Cox as a Director	1,574,977,817	99.96	610,247	0.04	1,575,588,064	83.94	240,459
11.	Re-elect June Felix as a Director	1,574,978,348	99.96	601,709	0.04	1,575,580,057	83.94	248,466
12.	Re-elect Charlotte Hogg as a Director	1,575,291,318	99.98	282,445	0.02	1,575,573,763	83.94	254,760
13.	Re-elect Robert MacLeod as a Director	1,530,451,710	97.14	45,127,547	2.86	1,575,579,257	83.94	249,265
14.	Re-elect Andrew Sukawaty as a Director	1,575,289,814	99.98	286,831	0.02	1,575,576,645	83.94	251,878
15.	Re-elect Suzanne Wood as a Director	1,528,967,044	97.04	46,617,946	2.96	1,575,584,990	83.94	243,532
16.	Authority to allot shares	1,483,226,283	94.14	92,327,090	5.86	1,575,553,373	83.94	275,147
17.	Disapplication of pre-emption rights	1,562,026,576	99.56	6,968,815	0.44	1,568,995,391	83.59	6,833,132
18.	Additional disapplication of pre-emption rights	1,555,208,863	99.12	13,800,147	0.88	1,569,009,010	83.59	6,819,513

19.	Authority to purchase own shares	1,565,206,947	99.42	9,107,498	0.58	1,574,314,445	83.87	1,514,078
20.	Notice period for general meetings	1,457,647,512	92.52	117,768,290	7.48	1,575,415,802	83.93	412,718

NOTES:

1.	The ‘For’ vote includes those giving the Chair discretion.

2.	Votes ‘Withheld’ are not a vote in law and are not counted in the calculation of the percentage of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 17 to 20 are Special Resolutions.

4.	At the close of business on Tuesday, 23 April 2024 the total number of ordinary shares in issue, excluding treasury shares, was 1,877,074,442.

5.	The full text of the resolutions can be found in the Notice of Annual General Meeting, which is available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company's website at www.relx.com.

6.

In accordance with Listing Rule 9.6.2, a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.